SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2013

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

This report on Form 6-K is incorporated by reference in the Registration
Statement on Form F-3 of Petróleo Brasileiro -- Petrobras (No. 333-163665).

Petróleo Brasileiro S.A. - PETROBRAS
Open Capital Company

CNPJ/MF no 33.000.167/0001-01

NIRE no 33300032061

CALL FOR MEETING

The Board of Directors of Petróleo Brasileiro S.A. - Petrobras calls the Company’s shareholders for the Ordinary and Extraordinary General Meetings to be held at April29, 2013, at 03:00 pm, at the auditorium of the Headquarter Building at Avenida República do Chile 65, 1st floor, in the city of Rio de Janeiro (RJ), to discuss the following matters:

Ordinary General Meeting

I.    Management Report and Financial Statements, accompanied of opinion from the Fiscal Board, regarding the financial year ended as of December 31, 2012;

II.    Capital Budget, regarding the year of 2013;

III.   Destination of income for the year of 2012;

IV.   Election of the members of the Board of Directors;

V.   Election of the Chairman of the Board of Directors;

VI.   Election of the members of the Fiscal Board and their respective substitutes; and

VII.  Establishment of compensation of management and effective members in the Fiscal Board.

Extraordinary General Meeting

I.Increase of the Capital Stock by acquisition of part of the fiscal incentive reserve comprised in the year of 2012, in the amount of R$ 19 million, in compliance with article 35, paragraph 1, in Ordinance n° 2.091/07 of the National Integration State Minister, increasing the capital stock from R$ 205,392 million to R$ 205.411 million, without changes to the number of common and preferred shares, as provided for in article 40, item III, in the Company’s Articles of Incorporation, and the subsequent amendment to the wording in article 4 in the aforementioned Articles of Incorporation.

The minimum percentage in the capital stock required for the request to adopt the cumulate voting for the election of the members in the Board of Directors in the General Meeting is of 5% (five percent) of voting capital, as provided for in the CVM Instruction n° 282, as of 6-26-1998. The option to request for the adoption of the cumulate voting procedure may be enforced as provided for in § 1 in article 141 in Act 6.404, as of 12-15-1976.

Shareholders holding preferred shares who are entitled to elect in the General Meeting, in a separate ballot, a representative for this class of shares for a member of the Board of Directors, will represent, at a minimum, 10% (ten percent) of the capital stock, besides to evidence the uninterrupted ownership of the equity interest as of January 29th, 2013.

The person attending the meeting must submit evidence of his condition of shareholder, as provided for in article 126 of Law 6.404, of Dec 15, 976. If If it is the intention of the shareholder to be represented in the meeting, he will have to comply with the requirements of paragraph 1, article 126 of said Law and the article 13 of Petrobras by-laws, upon submission of the following documents:

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i)        Representative ID Card;

ii)      Power of Attorney with special powers granted by the grantor duly notarized at a Notary Office (original or certified copy);

iii)    Copy of the agreement/ articles of incorporation or regulation of the fund, if applicable;

iv)    Copy of the instrument of investiture or similar that confirms the powers of the grantor of the power of attorney, if applicable.

It is requested that the shareholders represented by attorneys-in-fact submit the aforementioned documents, at the latest two working days before the meeting, in room 1002 (Shareholder Assistance) in the company’s headquarters. For those submitting the documentation on the day of the Meetings, the Company informs that it will be available to receive the documentation starting at 11 am, at the meetings venue.

The exercise of the right to vote in the event of loan of shares will be entitled to the borrower, except if otherwise provided in the agreement entered by the parties.

Furthermore, shareholders may also choose to vote in the matters contained in this Notice upon the use of public request of a power of attorney, pursuant to CVM Instruction 481, as of December 17th, 2009.

The acceptance of electronic powers of attorney shall be done by means of the Online Meetings platform, at the web address www.assembleiasonline.com.br. To this and for such purpose, it is necessary that shareholders register in this platform.

It will be at the shareholders’ disposal, as of March 26th, in room 1002 (Shareholder's Support Service) at the Company’s Headquarter, and at the Company's web site (http://www.petrobras.com.br/ri) andat the Securities Commission’s web site (http://www.cvm.gov.br), all the relevant documentation regarding the matters to be resolved in these Ordinary and Extraordinary General Meetings as provided for in article 133, in Act 6.404, as of 12-15-1976 and in CVM Instruction 481, as of December 17th , 2009.

Rio de Janeiro, March 15th, 2013.

Guido Mantega

Chairman of the Board of Directors

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 26, 2013
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.